UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Keysight Technologies, Inc.
(Exact name of the registrant as specified in its charter)

Delaware State or other jurisdiction of incorporation	001-36334 Commission File Number	46-4254555 I.R.S. Employer Identification No.

1400 Fountaingrove Parkway, Santa Rosa, CA 95403
Address of principal executive offices

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Neil Dougherty (707) 577-6262
Name and telephone number, including area code, of the person to contact in connection with this report

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Introduction

Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Keysight Technologies, Inc. (“Keysight” or “we”) submits this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2015. The Securities and Exchange Commission (“SEC”) issued the Rule pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). The Rule imposes certain reporting requirements on issuers like Keysight whose products contain conflict minerals1 that are necessary to their functionality or production (sometimes referred to as “necessary conflict minerals”). Specifically, the Rule requires an issuer to conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any conflict minerals in the issuer’s supply chains originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”). If the issuer concludes that any conflict minerals did originate in the Covered Countries, the issuer then must conduct due diligence to determine whether the mining and sale of those conflict minerals directly or indirectly financed or benefited armed groups in the Covered Countries. Finally, the Rule requires the issuer to report its findings publicly via a Form SD.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report attached as Exhibit 1.01, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Keysight. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of Keysight’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 entitled “Risk Factors.”

Company Overview

Keysight designs and manufactures core electronic design and test solutions for communications and electronics industries. We provide electronic measurement instruments and systems and related software, software design tools, and related services that are used in the design, development, manufacture, installation, deployment and operation of electronics equipment. Related services include start-up assistance, instrument productivity, application services and instrument calibration and repair. We also offer customization, consulting and optimization services throughout the customer's product lifecycle. Most products we manufacture utilize some amount of tungsten, tantalum, tin and/or gold.

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1The term “conflict mineral” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

SECTION 1: CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosures and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Keysight has concluded in good faith that during 2015,

a)
Keysight has manufactured or contracted to manufacture products, the functionality or production of which necessitate the use of tin, tungsten, tantalum, and gold (collectively referred to herein as “conflict minerals” or the “3TGs”); and

b)
Based on its RCOI, and because of the lack of detailed information in responses received from suppliers, Keysight lacks reasonable certainty as to the sources of the 3TGs utilized in Keysight products and therefore presently concludes that a portion of its necessary 3TGs may have originated in the Covered Countries and has reason to believe that those necessary 3TGs may not be from recycled or scrap sources.

Description of Keysight’s RCOI

Keysight’s RCOI employed a combination of measures to determine whether the necessary 3TGs in our products originated from the Covered Countries. We retained a third-party specialist, Assent Compliance (“Assent”), to assist us in gathering information on all relevant parties in our supply chain. Assent maintains a database of information on companies’ uses of 3TGs. Some of those companies are in Keysight’s supply chain, and Keysight reviewed their information in Assent’s database as part of its RCOI.

In addition, Keysight conducted a survey of all of our strategic and core suppliers and their 3TG uses.2 For this supply chain survey, Keysight used the EICC-GeSI Conflict Minerals Reporting Template (“CMRT”). The survey included all strategic and core suppliers, as Keysight could not determine definitively which suppliers might supply products containing necessary 3TGs. We received responses from 100% of the suppliers surveyed. Roughly 86% of these companies responded that they use one or more of the 3TGs in their manufacturing. Currently, 43% of respondents using 3TGs in their supply chains have declared that they cannot determine the origin of those 3TGs. As of this filing we do not know whether those 3TGs originated in the Covered Countries or financed conflict there, whether directly or indirectly.

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2Strategic suppliers are those Keysight vendors that are globally managed and impact multiple business units or sites. They are considered strategic to our long-term success as a company and typically represent Keysight’s highest spend. Because they are integral to our business and fully integrated into our supply chain, they also pose significant business risk should they stop supplying Keysight for any reason. Core suppliers are those vendors we consider as foundational to the success of a Keysight site or business unit. They may be globally or locally managed and are moderately integrated into our supply chain. Like strategic suppliers, core suppliers also typically represent high spend and potential business impact should supply be interrupted.

Conflict Minerals Disclosure

Keysight’s Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at: http://about.keysight.com/en/companyinfo/environment/Keysight_Conflict_Minerals_Report.pdf  as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

Keysight has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KEYSIGHT TECHNOLOGIES, INC.

By:	/s/ Jeffrey K. Li	May 31, 2016
	Jeffrey K. Li Vice President, Assistant General Counsel and Assistant Secretary	Date